UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

CORNELL COMPANIES, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

219141108
(CUSIP Number)

Thomas R. Hudson Jr., Pirate Capital LLC 200 Connecticut Avenue, 4th Floor Norwalk, CT 06854 (203) 854-1100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the object of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 10

CUSIP: 219141108
1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Pirate Capital LLC


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]


6 CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7 	SOLE VOTING POWER
					444,100 (See Item 5)

				8 	SHARED VOTING POWER
					0

				9 	SOLE DISPOSITIVE POWER
					806,200 (See Item 5)

				10	SHARED DISPOSITIVE POWER
					0


				11 	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					806,200 (See Item 5)


				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					6.1% (See Item 4)


				14	TYPE OF REPORTING PERSON*
					00 (See Item 2)





CUSIP: 219141108


1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas R. Hudson Jr.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) * See Item 2 (b) X


3 SEC USE ONLY


4 SOURCE OF FUNDS
Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH

				7	SOLE VOTING POWER
					362,100 (See Item 5)


				8 	SHARED VOTING POWER
					444,100 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					806,200 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					806,200 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					6.1% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


CUSIP: 219141108

1 NAME OF REPORTING PERSON S.S. OR I.R.S.
IDENTIFICATION NO. OF ABOVE PERSON
Gabrielle Katz Hudson

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP* (a) (b)
__X__ * See Item 2

3 SEC USE ONLY

4 SOURCE OF FUNDS Not Applicable (See Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
[ ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING
PERSON WITH
				7	SOLE VOTING POWER
					0 (See Item 5)


				8 	SHARED VOTING POWER
					444,100 (See Item 5)


				9 	SOLE DISPOSITIVE POWER
					0


				10	SHARED DISPOSITIVE POWER
					806,200 (See Item 5)

				11	AGGREGATE AMOUNT BENEFICIALLY OWNED
					BY EACH REPORTING PERSON
					806,200 (See Item 5)

				12	CHECK BOX IF THE AGGREGATE AMOUNT IN
					ROW (11) EXCLUDES CERTAIN SHARES*


				13 	PERCENT OF CLASS REPRESENTED BY
					AMOUNT IN ROW (11)
					6.1% (See Item 4)

				14	TYPE OF REPORTING PERSON*
					IN


Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is shares of common stock, par value $.001, of Cornell Companies, Inc. whose principal executive offices are located at 1700 West Loop South, Suite 1500,Houston Texas 77027.



Item 2. Identity and Background

(a), (b), (c) and (f) This Amendment No. 1 amends the Schedule 13D filed by Pirate Capital LLC, Thomas R. Hudson Jr. and Gabrielle Katz Hudson on
July 6, 2004. Pirate Capital LLC is a limited liability company, organized under the laws of Delaware, whose principal executive office is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. The principal business of Pirate Capital LLC is providing investment management services to investment partnerships and other entities. Thomas R. Hudson Jr. and Gabrielle Katz Hudson are the controlling Members of Pirate Capital LLC.
Each of them is a citizen of the United States. Thomas R. Hudson Jr. is the Managing Member of Pirate Capital LLC, which is his principal occupation. Gabrielle Katz Hudson is the Chief Operating Officer of Pirate Capital LLC, which is her principal occupation. Each of the aforesaid reporting persons is deemed to be the beneficial owner of an aggregate of 806,200 shares of the Common Stock of the Issuer (the Shares), which Shares are owned of record, in part, by each of Jolly Roger Fund LP, Jolly Roger Offshore Fund Ltd and Mint Master Fund Ltd (the "Holders"). The persons filing this report disclaim that they and/or the Holders are members of a group as defined in Regulation 13D-G.

(d) and (e) Within the last five years, none of Pirate Capital LLC, Thomas
R. Hudson Jr., or Gabrielle Katz Hudson has been i) convicted in a criminal proceeding, or ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3. Source and Amount of Funds or Other Consideration

Funds for the purchase of the Shares were derived from available capital of the Holders. A total of $10,743,570 was paid to acquire the Shares as detailed in Item 5.



Item 4. Purpose of Transaction

Pirate Capital LLC has written to the CEO and Chairman, Harry J. Phillips Jr., and the Board of Directors. The purpose of the letter was to express Pirate Capital LLC's view that Cornell should explore strategic alternatives to increase shareholder value and to request a meeting.

Highlights of the letter included:

"We repeat our request sent to you by our legal counsel asking for a complete list of shareholders."

"We request the immediate release of the results of the shareholder vote from the 2004 annual meeting."

"Our reason for requesting a full meeting of the board is to discuss strategic alternatives in order to increase shareholder value."

"As owners of Cornell, we want to know why you have admittedly rebuffed interested purchasers of the company."

"Unlike other shareholders who have expressed their concerns and like intentions to you but don?t wish to lead the charge to maximize shareholder value, we are prepared to take every step necessary to maximize the value of our investment in Cornell, including the removal of directors at the next annual meeting."

Pirate Capital LLC intends to review on a continuing basis the investments by the Holders in the Issuer on behalf of which it has dispositive power. Based on such continuing review, and all other factors deemed relevant, Pirate Capital LLC may exercise its authority on behalf of one or more of the Holders to sell or seek the sale of all or part of the Shares or to increase a Holder's holdings of Common Stock of the Issuer.



Item 5. Interest in Securities of the Issuer

(a) and (b) By virtue of its position as general partner of Jolly Roger Fund LP and an agreement between it and the sole owner of Mint Master Fund, Ltd., Pirate Capital LLC has sole power to vote or direct the voting, and to dispose or direct the disposition of, all of the Shares owned by Jolly Roger Fund LP and Mint Master Fund Ltd. By virtue of an agreement between it and Jolly Roger Offshore Fund, Ltd. Pirate Capital LLC has sole disposition power with respect to all of the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of his position as sole Managing Director of Jolly Roger Offshore Fund Ltd, Thomas R. Hudson Jr. has sole voting power with respect to the Shares owned by Jolly Roger Offshore Fund Ltd. By virtue of their shared control of Pirate Capital LLC, each of Thomas R. Hudson Jr. and Gabrielle Katz Hudson is deemed to have shared voting power and shared disposition power with respect to all Shares as to which Pirate Capital, LLC has voting power or disposition power.

Based on the foregoing, Pirate Capital, LLC has sole voting power with respect to 444,100 of the Shares and sole disposition power with respect to 806,200 of the Shares; Thomas R. Hudson Jr. has sole voting power with respect to 362,100 of the Shares and shared voting power with respect to 444,100 of the Shares disposition power with respect to 806,200 of the Shares; and Gabrielle Katz Hudson has shared voting power with respect to 444,100 of the Shares and shared disposition power with respect to 806,200 of the Shares.

(b) All of the Shares were purchased by the Holders in open market transactions. The following sets forth all purchases made by each of the Holders in the last seventy days:


JOLLY ROGER FUND LP
Trade Date	Number of Shares	Price
5/4/04		2,600			11.71
5/11/04		2,200			12.20
5/12/04		5,000			12.16
5/18/04		25,100			12.19
5/19/04		10,000			12.22
5/20/04		9,000			12.26
5/21/04		35,400			12.34
5/26/04		3,900			13.07
5/27/04		15,000			13.28
5/28/04		15,000 			13.30
6/1/04		15,000			13.43
6/2/04		5,000			13.25
6/4/04		7,200			14.18
6/7/04		10,000			13.87
6/9/04		5,300 			13.74
6/10/04		2,200			13.65
6/14/04		15,000			13.70
6/15/04		25,000			13.90
6/16/04		5,000			13.85
6/17/04		33,500			13.85
6/21/04		2,500			13.48
6/23/04		52,000			13.50
7/7/04		12,000			13.98
7/8/04		5,600			13.95
Total		318,500


JOLLY ROGER OFFSHORE FUND LTD
Trade Date	Number of Shares	Price
5/4/04		5,000			11.75
5/11/04		2,200			12.20
5/12/04		5,000			12.08
5/18/04		20,100			12.18
5/19/04		3,000			12.21
5/20/04		27,400			12.29
5/21/04		34,400			12.34
5/25/04		10,500			12.83
5/27/04		11,600			13.32
5/28/04		18,800			13.30
6/1/04		9,100			13.45
6/2/04		3,100			13.22
6/4/04		8,200			14.23
6/7/04		10,000			14.10
6/9/04		6,500			13.74
6/10/04		5,000			13.75
6/14/04		15,000			13.76
6/15/04		29,000			13.84
6/16/04		5,000			13.90
6/17/04		25,000			14.00
6/18/04		3,200			13.69
6/21/04		6,000			13.49
6/23/04		37,000			13.53
6/29/04		3,000			13.45
7/6/04		26,700			13.62
7/7/04		10,300			14.05
Total		362,100*

MINT MASTER FUND LTD
Trade Date	Number of Shares	Price
5/18/04		100			12.24
5/18/04		400			12.18
5/18/04		1,000			12.25
5/18/04		2,000			12.25
5/18/04		4,600			12.20
5/18/04		4,900			12.25
5/18/04		5,000			12.16
5/18/04		1,100			12.06
5/21/04		5,000			12.35
5/27/04		400			13.34
5/27/04		1,300			13.23
5/27/04		1,400 			13.26
5/27/04		1,600			13.35
5/27/04		1,700			13.25
5/27/04		11,000			13.28
5/28/04		10,000			13.30
5/28/04		10,000			13.35
6/1/04		5,000			13.45
6/1/04		5,000			13.45
6/4/04		1,200			14.30
6/4/04		6,800			14.31
6/7/04		400 			13.84
6/7/04		2,600			13.85
6/17/04		300			13.98
6/17/04		9,700 			14.00
7/6/04		5,000			13.36
7/8/04		25,000			14.01
7/9/04		3,100			14.05
Total		125,600

Grand Total	806,200

*Relects sales of 9,100 of the acquired shares during the period.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None



Item 7. Material to Be Filed as Exhibits
	Exhibit 1. 	Joint Filing Agreement
	Exhibit 2.	Letter to Harry J. Phillips Jr.


Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated July 12, 2004.

			Pirate Capital LLC


		   By: 	Thomas R. Hudson Jr.
			Portfolio Manager


			Thomas R. Hudson Jr.


			Gabrielle Katz Hudson




EXHIBIT 1

AGREEMENT OF JOINT FILING
The undersigned hereby agree that the attached Schedule 13D, together with any and all amendments thereto, is filed on behalf of each of us, pursuant to Rule 13d-1 of the General Rules and Regulations of the Securities and Exchange Commission. This Agreement may be executed in several counterparts, each of which may be deemed to be an original, but all of which together will constitute one and the same Agreement.

Dated: July 12, 2004

			Thomas R. Hudson Jr.


			Gabrielle Katz Hudson


			PIRATE CAPITAL, LLC



EXHIBIT 2

LETTER TO HARRY J. PHILLIPS

Mr. Harry J. Phillips
CEO
Cornell Companies, Inc.
1700 West Loop South, Suite 1500
Houston, TX  77027



Dear Harry,


As per your verbal request, we are detailing to you in writing why we seek a meeting with you and the board of directors. We ask that this meeting be scheduled at the earliest possible convenience. In addition:

1)	We repeat our request sent to you by our legal counsel asking
	for a complete list of shareholders.

2)	We request the immediate release of the results of the
	shareholder vote from the 2004 annual meeting. We estimate that a material percentage of the votes for the current directors were withheld. You have been repeatedly asked for these results by shareholders (the owners of the company), and have yet to make them public.

Our reason for requesting a full meeting of the board is to discuss strategic alternatives in order to increase shareholder value. We have spoken with both strategic and financial buyers who have expressed interest in purchasing Cornell. Fulcrum Global Partners? latest takeout analysis indicates a value north of $18 per share. Our own internal analysis, which includes input from multiple investment banks, suggests an even higher valuation. As owners of Cornell, we want to know why you have admittedly rebuffed interested purchasers of the company. We consider the refusal to explore the strategic sale of the company to be a breach of the board?s fiduciary duty to shareholders.
We prefer (in the interest of confidentiality) to detail our discussions with interested purchasers of Cornell to the board directly rather than through written correspondence. If you refuse our request for a meeting, we will be forced to communicate with the board via correspondence, which we will make publicly available to other investors.

Unlike other shareholders who have expressed their concerns and like intentions to you but don?t wish to lead the charge to maximize shareholder value, we are prepared to take every step necessary to maximize the value of our investment in Cornell, including the removal of directors at the next annual meeting. Such removal will provide shareholders with an opportunity to elect directors who will focus on the immediate creation of shareholder value and sound corporate governance practices.

We would prefer to work with you and the existing board to consummate a successful sale of the company, but have asked legal counsel to explore all our options in the event you choose not to act in the best interests of shareholders.

We appreciate your prompt response.


Sincerely,


				Zachary George

				Pirate Capital LLC